SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                        Quarter ended June 30, 1999


                             PEAKSOFT MULTINET CORP.
                             -----------------------
                (Translation of registrant's name into English)


              1801 Roeder Avenue; Suite 144, Bellingham, WA 98225
              ---------------------------------------------------
                    (Address of principal executive offices)


      [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F ..X..                    Form 40-F  ____

      [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes ..X..                           No ____

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-0-24069
                                               ----------

Signatures:  T. W. Metz

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Peaksoft Multinet Corp.
(Registrant)

Date  August 30, 1999

(Signature) By: /s/ T.W. Metz
                ----------------------
                T.W. Metz
                Chief Operating Officer

                            PEAKSOFT MULTINET CORP.

































                              Third Quarter Report

                  For the three months ended June 30, 1999

LETTER TO SHAREHOLDERS

The Company continued to show a steady improvement in bottom line items such as net sales and a declining net loss. Sales of the company's utilities in the quarter were modestly higher than the same quarter for 1998, but with a major improvement in gross margin and reduction in selling expense. Management expects the Company to continue in this positive direction.

During the quarter management directed significant resources to the development and planned launch of its Online Small Business Community to be located at http://www.peak.com and moved its corporate site to http://www.peaksoft.com. The Company attended Networld+Interop, in the Novell partner pavilion in May, where the first 4 vertical tools were unveiled and early registration was commenced.

There are 85 million small businesses across the globe, with 7 million of these within the United States. These businesses have been virtually ignored due to their size and diversity. PeakSoft has developed a plan to "facilitate the formation, growth, and prosperity of small business globally through leading Internet communications solutions which empower small business to compile knowledge, and to develop e-commerce and other commercial relationships."

Through http://www.peak.com, we will provide services, products, information, and forums (to name a few of our offerings) to the Small Business Community that will assist its members in the task of achieving profitability and prosperity. PeakSoft is also expected to thrive by driving revenues from several diverse sources: advertising, revenue sharing, etc.

Helping Small Business seize the E-Opportunity.

The release of the PeakTrack Business Series, content rich software tools designed to increase productivity in small businesses was also announced during the quarter. PeakTrack will enhance the functionality of the company's online business community, http://www.peak.com. The PeakTrack Business Series initially consists of four industry specific tools, PeakTrack Law, PeakTrack Travel, PeakTrack Realty and PeakTrack Business. More information on these products can be found at http://peaktrack.com.

Capital continues to be a major issue for the Company. During the quarter the Company obtained an additional USD $100,000 in operating capital. Subsequent to the end of the subject period, the company obtained an additional USD $200,000.

We believe that the Company has developed a very high opportunity plan and can be positioned to take maximum advantage of the dynamic Internet Market. We are seeking to leverage our experience, technology and partnerships to this end.



Sincerely yours,


"T.W. METZ"
-------------------------
T.W. METZ
Chief Operating Officer
August 30, 1999

Consolidated Balance Sheet
 (Prepared by Management)
---------------------------------------------------------------------------
June 30,                                             1999             1998
---------------------------------------------------------------------------
                                                           (in Canadian dollars)
Assets

Current Assets
    Cash                                       $     37,371    $     33,907
    Accounts receivable                             124,639         203,851
    Inventories                                      42,442          93,849
    Prepaids and deposits                            24,045          47,180
---------------------------------------------------------------------------
                                                    228,497         378,787

    Capital assets                                   78,773         138,784

    Acquired research & development                       -         205,574


    Investment in InfoBuild                         284,000         284,000

---------------------------------------------------------------------------
                                               $    591,270    $  1,007,145
===========================================================================

Liabilities and Shareholders' Equity

Current liabilities:
    Demand loan                                           -               -
    Accounts payable and accrued liabilities        879,842         702,320
    Interest payable on long-term debt               26,130         153,187
    Reserve for returns & allowances                      -          53,101
    Current portion of obligations under             22,703          29,551
         capital leases
---------------------------------------------------------------------------
                                                    928,675         938,159

Long-term debt                                      517,643       1,927,802
Obligations under capital leases                      2,582          37,867

Shareholders' Equity:
    Share capital                                 9,460,955       6,506,149


    Accumulated deficit                          10,318,585       8,402,832
---------------------------------------------------------------------------

                                                (10,318,585)     (8,402,832)
---------------------------------------------------------------------------
                                               $    591,270    $  1,007,145
---------------------------------------------------------------------------


Consolidated Statement of Operations and Deficit
-----------------------------------------------------------------------------------------------------------------------------
                                                           Quarter           Quarter           Nine Months       Nine Months
                                                            ended             ended               ended             ended
                                                           June 30,          June 30,            June 30,          June 30,
(in Canadian dollars)                                        1999              1998                1999              1998
-----------------------------------------------------------------------------------------------------------------------------
    Sales                                                $    188,667       $   127,796        $   475,646      $  1,027,378

    Cost of goods sold                                          6,520            33,671             18,161           192,511
-----------------------------------------------------------------------------------------------------------------------------
                                                              182,147            94,125            457,485           834,867
Operating Expenses:
    General and administration                                465,468           328,058          1,012,253         1,198,165
    Selling and marketing                                      87,071           133,259            262,172           829,258
    Interest on LT Debt                                             -                 -             77,231                 -
    Research and development                                   71,798           111,355            232,933           435,365
    -------------------------------------------------------------------------------------------------------------------------
                                                              624,337           572,672          1,584,589         2,462,788
-----------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before the undernoted                        (442,190)         (478,547)        (1,127,104)       (1,627,921)

Amortization                                                   13,942           246,278             40,472           746,971

Recovery of expenses from settlement                           44,698                 -             44,698           252,509
    of liabilities
-----------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from operations                          $   (411,434)      $  (724,825)      $ (1,122,878)     $ (2,122,383)

Gain on sale of contract                                            -                 -                  -           134,951
-----------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                          (411,434)         (724,825)        (1,122,878)       (1,987,432)

Accumulated deficit, beginning of period                 $ (9,907,151)      $(7,678,007)      $ (9,195,707)     $ (6,415,400)
-----------------------------------------------------------------------------------------------------------------------------
Accumulated deficit, end of period                       $(10,318,585)      $(8,402,832)      $(10,318,585)     $ (8,402,832)
=============================================================================================================================

Loss per common share                                           (0.03)  *         (0.05)  *          (0.08)  *         (0.15)  *
=============================================================================================================================

Loss per common share                                           (0.11) **         (0.19) **          (0.30) **         (0.52) **

* Loss per common share calculated on shares outstanding before consolidation.

** Loss per common share if calculated on shares outstanding after consolidation.


NUMBER OF SHARES OUTSTANDING
    Basic                                            *     13,515,463  *     13,515,463   *     13,515,463  *     13,515,463
                                                    **      3,794,920 **      3,794,920  **      3,794,920 **      3,794,920


Statement of Changes in Financial
Position
-----------------------------------------------------------------------------------------------------------------------------
                                                           Quarter           Quarter           Nine Months       Nine Months
                                                            ended             ended               ended             ended
                                                           June 30,          June 30,            June 30,          June 30,
(in Canadian dollars)                                        1999              1998                1999              1998
-----------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Operations:
    Net earnings (loss)                                  $  (411,434)       $ (724,825)       $(1,122,878)      $(1,987,432)
    Items not involving cash:
         Amortization                                         13,942           246,278             40,472           746,971
    Change in non-cash operating                             196,605           140,445           (216,666)         (355,997)
    working capital                                                                                     -
    -------------------------------------------------------------------------------------------------------------------------
                                                            (200,887)         (338,102)        (1,299,072)       (1,596,458)

Financing:
    Long Term Debt                                            73,500           304,851            517,643           531,875
    Obligation under capital leases                           (3,747)           (4,975)           (26,057)            1,867
    Decrease in obligation to issue shares                    11,432                 -                  -          (399,900)
    Issuance of share capital                                      -            20,055            835,331           532,199
    -------------------------------------------------------------------------------------------------------------------------
                                                              81,185           319,931          1,326,917           666,041
Investments:
    Purchase of capital assets                                 2,296            (9,006)           (13,298)         (107,042)
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash position                        (117,406)          (27,177)            14,547        (1,037,459)

Cash, beginning of period                                    154,777            61,084             22,824         1,071,366
-----------------------------------------------------------------------------------------------------------------------------
Cash, end of period                                      $    37,371        $   33,907        $    37,371       $    33,907
=============================================================================================================================


THIRD QUARTER REVIEW

The quarter ending June 30, 1999 shows a considerable improvement in net loss as compared with the quarter ending June 30, 1998. Net loss for the third quarter ended June 30, 1998 decreased from CDN $724,825 to CDN $411,434 in the comparable quarter ended June 30, 1999 or 43.24%. This was primarily due to management's continued efforts to reduce expenses along with the focus on e-commerce/partnering as the preferred method of software distribution.

Net sales increased from CDN $94,125 in the third quarter ended June 30, 1998 to CDN $182,147 in the comparable quarter ended June 30 ,1999 or 48.32%. With the reduced costs of electronic commerce, cost of goods sold accounted for only 3.46% of sales for the quarter ended June 30, 1999 as compared with 26.35% for the comparable quarter ended June 30, 1998.

Operating expenses increased from CDN $572,672 in the third quarter ended June 30, 1998 to CDN $624,337 in the comparable quarter ended June 30, 1999 or 8.28%. General and administrative expenses increased while selling and marketing and research and development decreased. The primary explanations are explained below.

General and administrative expenses increased from CDN $328,058 in the third quarter ended June 30, 1998 to CDN $465,468 in the comparable quarter ended June 30, 1999 or 29.52%. The increases occurred primarily due to the increase of consulting and professional services used to develop our small business community portal. During the company's third quarter, the directors approved and signed employment contracts with three key management personnel.

Selling and marketing expenses decreased from CDN $133,259 in the third quarter ended June 30, 1998 to CDN $87,071 in the comparable quarter ended June 30,1999 or 34.66%. This was primarily due to management's continued reduction in expenses and the developmental stage of its planned new products and services, while continuing to focus on e-commerce/partnering as the preferred method of software distribution.

Research and development expenses decreased from CDN $111,355 in the third quarter ended June 30, 1998 to CDN $71,798 in the comparable quarter ended June 30, 1998 or 35.52%. As with selling and marketing, the decrease in expenses was due to management's goal of reducing expenditures.

During the third quarter, management was able to negotiate with creditors to realize a CDN $44,698 reduction of liabilities.

Amortization decreased from CDN $246,278 in the third quarter ended June 30, 1998 to CDN $13,942 for the comparable period in 1999. Amortization for 1998 included the research and development acquired from Chameleon Bridge Technologies Corp. This was fully amortized by the end of the fiscal year 1998.

NINE MONTHS REVIEW


The nine months ended June 30, 1999 shows a considerable improvement in net loss as compared with the nine months ended June 30, 1998. Net loss for the nine months ended June 30, 1998 decreased from CDN $1,987,432 to CDN $1,122,878 in the comparable nine months or 43.50%. This was due to management's continued efforts to reduce expenses along with the focus on e-commerce/partnering as the preferred method of software distribution.

Net sales decreased from CDN $834,867 for the nine months ended June 30, 1998 to CDN $457,485 in the comparable nine months ended June 30, 1999 or 45.04%. This decrease is primarily due to the Company's focus and commitment to the developmental stage of our small business community portal along with the decision not to pursue normal retail outlets to sell our utility programs, that were deemed unprofitable.

Operating expenses decreased from CDN $2,462,788 for the nine months ended June 30, 1998 to CDN $1,584,589 for the comparable nine months ended June 30, 1999 or 35.66%. The primary explanations are explained below.

General and administrative expenses decreased from CDN $1,198,165 for the nine months ended June 30, 1998 to CDN $1,012,253 for the comparable nine months ended June 30, 1999 or 15.52% due to management's continued efforts to reduce expenses.

Selling and marketing expenses decreased from CDN $829,258 for the nine months ended June 30, 1998 to CDN $262,172 for the comparable nine months ended June 30, 1999 or 68.38%. This was primarily due to management's continued reduction in expenses and the continued focus on e-commerce/partnering as the preferred method of software distribution.

Research and development expenses decreased from CDN $435,365 for the nine months ended June 30, 1998 to CDN $232,933 for the comparable nine months ended June 30, 1999 or 46.50%. As with selling and marketing, the decrease in expenses was due to management's goal of reducing expenditures.

Amortization decreased from CDN $746,971 for the nine months ended June 30, 1998 to CDN $40,472 for the comparable nine months ended June 30, 1999 or 94.58%. Amortization for 1998 included the research and development acquired from Chameleon Bridge Technologies Corp. This was fully amortized by the end of the fiscal year 1998.

YEAR 2000

         In response to the Year 2000 compliance rule established by the Board of Governors of the Alberta Stock Exchange; the Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and is developing an implementation plan to resolve the issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. The Company presently believes that, with modifications to existing software and the conversion to new software, the Year 2000 problem will not pose significant operational problems for the Company's computer systems as so modified and converted. The Company has completed the required modification and conversions. The Company is in the process of obtaining Year 2000 compliance statements from vendors, suppliers, and all other third parties that do business with the Company.

         Based upon the foregoing, PeakSoft does not believe it is necessary to undertake any special measures to cope with the turn of the century. PeakSoft backs up all critical data as a matter of routine.

         PeakSoft does not believe that its computer systems require remediation to render them Y2K issues.

         PeakSoft has concluded that it faces no material Y2K implications to its business operations because its computer and the programs being run on them are of recent vintage, marketed as being Y2K compliant.














         This release may contain forward-looking statements as well as historical information. Forward-looking statements, which are included in accordance with the "safe harbor" provisions of the
      "Private Securities Litigation Reform Act of 1995, may involve known and unknown risks, uncertainties and other factors that may cause the company's actual results and performance to be materially different from any results or performance suggested by the statements in this release. Such statements, and other matters addressed in this press release, may involve a number of risks and uncertainties including price competition, technological advances, decreased demand or diversion to other software solutions.

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
      Peaksoft Multinet Corp.
      1801 Roeder Avenue, Suite 144
      Bellingham, Washington 98225
      USA
      Tel  (360) 752-1100
      Fax  (360) 752-1110
      http://www.peaksoft.com
      -----------------------
      http://www.peak.com
      -------------------
      http://www.peaktrack.com
      ------------------------


INVESTOR INFORMATION
      (888) 377-7325

STOCK LISTING
      PEAKSOFT MULTINET CORP. common stock is traded on The Alberta Stock Exchange under the symbol "PKS" and is traded on The OTC Bulletin Board (R) (OTCBB) under the symbol "PEAMF".

AUDITOR
      Gordon K.W. Gee, Ltd.
      Chartered Accountant
      Vancouver, B.C.

LEGAL COUNSEL
      Farris, Vaughn, Wills & Murphy
      Vancouver, B.C.

TRANSFER AGENT AND REGISTRAR
      Montreal Trust
      Calgary, Alberta

DIRECTORS                                 MANAGEMENT
      Douglas Foster                            Douglas Foster
      Chairman of the Board                     President & CEO

      Donald McInnes                            Tim Metz
      Director                                  Chief Operating Officer

      Peter Janssen                             Calvin Patterson
      Director                                  Corporate Counsel

      Simon Arnison
      Director

      Colin Morse
      Director

                             PeakSoft Multinet Corp.
                          1801 Roeder Avenue, Suite 144
                        Bellingham, Washington 98225 USA

                                  www.peak.com